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Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-6 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

        This filing contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to Anthem's and WellPoint's Annual Reports on Form 10-K for the year ended December 31, 2003 and Anthem's and WellPoint's Quarterly Reports on Form 10-Q for the quarter ended March 31, 2004.

        This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on May 11, 2004 a definitive registration statement on Form S-4, including the definitive joint proxy statement/prospectus constituting a part thereof, with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus has been mailed to shareholders of Anthem and stockholders of

WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

        Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem's participants is set forth in the proxy statement, dated April 16, 2004, for Anthem's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint's participants is set forth in WellPoint's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 15, 2004, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 29, 2004. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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PRESS RELEASE

[WELLPOINT LOGO]	[ANTHEM LOGO]
FOR IMMEDIATE RELEASE	June 7, 2004

WellPoint Contact: Angie McCabe (805) 557-6796
 Anthem Contact:    Tami Durle (317) 488-6390

WELLPOINT AND ANTHEM ANNOUNCE APPEARANCE
AT UPCOMING INVESTOR CONFERENCE

        THOUSAND OAKS, CA and INDIANAPOLIS, IN—WellPoint Health Networks Inc. (NYSE:WLP) and Anthem, Inc. (NYSE: ATH) today announced that members of their senior management are currently scheduled to appear at the Goldman Sachs Twenty Fifth Annual Global Healthcare Conference on Thursday, June 10, 2004.

The presentation is expected to begin at approximately 10:20 a.m. Pacific time. Investors, analysts and the general public are invited to listen to the presentation webcast on the Internet by visiting WellPoint's website, www.wellpoint.com or Anthem's website, www.anthem.com, under Investor Relations. Statistical and other financial information discussed during the presentation (including the presentation slides to be used) will also be available on the websites. A replay of the webcast will not be available.

To listen to the live webcast, please visit the WellPoint or Anthem website at least 20 minutes early to download and install any necessary audio software. Individuals who listen to the webcast will be presumed to have read WellPoint's and Anthem's most recent reports filed on Forms 10-K and 10-Q.

Conference date and time are subject to change and are based upon current expectations.

About WellPoint
WellPoint Health Networks Inc. serves the health care needs of more than 15.3 million medical members and approximately 46 million specialty members nationwide through Blue Cross of California, Blue Cross Blue Shield of Georgia, Blue Cross Blue Shield of Missouri, Blue Cross Blue Shield of Wisconsin, HealthLink and UNICARE. Visit WellPoint on the web at www.wellpoint.com. Blue Cross of California, Blue Cross Blue Shield of Georgia, Blue Cross Blue Shield of Missouri, and Blue Cross Blue Shield of Wisconsin are independent licensees of the Blue Cross and Blue Shield Association.

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Investor Conference

About Anthem
Anthem, Inc. is an Indiana-domiciled publicly traded company that, through its subsidiary companies, provides health care benefits to more than 12.5 million people. Anthem is the fourth largest publicly traded health benefits company in the United States and an independent licensee of the Blue Cross Blue Shield Association. Anthem is the Blue Cross and Blue Shield licensee for Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada, Maine and Virginia, excluding the immediate suburbs of Washington, D.C. Anthem had assets of $13.9 billion as of March 31, 2004 and full year 2003 revenue of almost $16.8 billion. More information about Anthem is available at www.anthem.com.

Additional Information and Where to Find It

This press release may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on May 11, 2004 a definitive registration statement on Form S-4, including the definitive joint proxy statement/prospectus constituting a part thereof, with the U.S. Securities and Exchange Commission ("SEC"). SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus has been mailed to shareholders of Anthem and stockholders of WellPoint. Investors and securityholders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Participants in Solicitation

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem's participants is set forth in the proxy statement, dated April 16, 2004, for Anthem's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint's participants is set forth in WellPoint's Amendment No. 1 on Form 10-K/A filed with the SEC on April 29, 2004. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction has been included in the definitive registration statement and joint proxy statement/prospectus filed with the SEC.

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PRESS RELEASE